

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

Via E-mail
Michael Carey
Chief Executive Officer
United American Petroleum Corp.
9600 Great Hills Trail, Suite 150W
Austin, Texas 78759

>   **Re: United American Petroleum Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed April 16, 2012**
>   **File No. 0-51465**

Dear Mr. Carey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Properties, page 14

Company Reserve Estimates, page 15

1.   Please disclose the qualifications of the technical person primarily responsible for overseeing the reserves estimates prepared by Nova Resources, Inc. and Mire and Associates, Inc. Currently you indicate that these technical persons "meet the requirements regarding qualifications," etc. but do not describe those requirements.

Please provide the information for the particular individuals. See Item 1202(a)(7) of Regulation S-K.

2.   File the reports of Nova and Mire.   See Item 1202(a)(8) of Regulation S-K. Those reports must comply fully with Items 1202(8)(i) through (x).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 25

3.   We note your disclosure regarding the two "credit facilities." Please revise your disclosure to identify each "investor." In addition, please revise your disclosure where appropriate to describe as applicable the various notes you have outstanding, including the material terms thereof. In this regard, we note your disclosure regarding the notes dated November 29, 2011, December 19, 2011, February 10, 2012, March 30, 2012 and June 4, 2012 in your Current Report on Form 8-K filed on June 13, 2012.

Security Ownership of Certain Beneficial Owners…, page 60

4.   We note your disclosure relating to the shares of common stock issued and outstanding in connection with the conversions of certain of your notes outstanding. Please confirm that your disclosure here contemplates such issuances as well as those issuances upon the exercise of the related detachable warrants. In addition, please add disclosure by footnote to indicate whether and, if so, how the holders listed in the table received their shares, in particular, whether they receive the shares in respect of your past notes issuances. See Rule 13d-3(d)(1) under the Exchange Act with regard to determination of beneficial ownership.

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 35

Note 2. Summary of Significant Accounting Policies, page 36

Revenue Recognition – Administrative Income, page 37

5.   Describe for us, in reasonable detail, the nature and terms of the services and arrangements underlying amounts reported as administrative income/well operator income. As part of your response, describe the underlying properties and counterparties involved, and indicate whether you had any relationship with counterparties or interest in the underlying properties. Explain how your accounting for these services considered the guidance in Rule 4-10(c)(6)(iv) of Regulation S-X.

Closing Comments

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Account, at (202) 551-3489 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

                                                  Sincerely,

                                                  /s/H. Roger Schwall

                                                  H. Roger Schwall
                                                  Assistant Director